3/2/04

RECEIVED FEB 2 7 2004 187 PROCESSING SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

04004741

SEC FILE NO.
8-47204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

LENOX FINANCIAL SERVICES, INC.

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 EAST LINCOLN HIGHWAY
(No. and Street)

NEW LENOX	ILLINOIS	60451
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS S. RUTH, PRESIDENT — 815-485-5559 (Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED MAR 17 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

OATH OR AFFIRMATION

I, **DOUGLAS S. RUTH**, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

LENOX FINANCIAL SERVICES, INC. as of

DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Subscribed and sworn to before me this 26th day of February, 2004

Notary Public

OFFICIAL SEAL
DEBRA S HENDERSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SEC MAIL PROCESSING
RECEIVED
FEB 27 2004
WASH DC SECTION

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITOR'S REPORT PURSUANT TO RULE 17a-5 (d) DECEMBER 31, 2003

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH, D.C. 15: SECTION

INDEPENDENT AUDITOR'S REPORT

Mr. Douglas S. Ruth, President
and The Board of Directors
Lenox Financial Services, Inc.
New Lenox, Illinois

I have audited the accompanying statement of financial condition of Lenox Financial Services, Inc. as of December 31, 2003. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lenox Financial Services, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Linda C. Rapacz

February 25, 2004

(An Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS		
Cash in Bank		$ 20,774
Securities Owned, at Market Value		42,662
Due from Broker		68,449
Accounts Receivable		2,000
Total Current Assets		$ 133,885
OTHER ASSETS		
NASD Stock Investment	$ 3,300	
Security Deposit	1,083	
Total Other Assets		4,383
TOTAL ASSETS		$ 138,268

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Due to Broker		$ 4,478
Accounts Payable		15,727
Payroll Taxes Payable		21,246
Officer's Loan		450
Total Current Liabilities		$ 41,901
STOCKHOLDER'S EQUITY		
Capital Stock - Common - No Par Value; 1,000 Shares Authorized, Issued and Outstanding	$ 100	
Additional Paid-In Capital	55,126	
Retained Earnings	41,141	
Total Stockholder's Equity		96,367
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 138,268

The accompanying notes to the financial statements
are an integral part of this statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Lenox Financial Services, Inc., (the Company) was incorporated in the state of Illinois on March 28, 1994. The Company is a registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the fully disclosed sale of securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Income Taxes

Effective January 1, 2003 the Company has elected to be taxed as an S-Corporation; therefore the Company's income flows through to its stockholder's tax return. As a result, no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income. The Company did not record its 2003 liability estimated at $815.

Investment

The Company owns 300 shares of the NASDAQ Stock Market, Inc. Stock, a private placement, valued at cost as of December 31, 2003.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Pension Plan

The Company provides a Simplified Employee Pension Plan to its employees who are not employed under a collective bargaining agreement or certain contracts, have performed services for the Company for at least two years, attained the age of 21, and had total annual compensation in excess of $400. Contributions are based on each eligible employee's compensation, excluding compensatory leave. The Company made contributions to the plan for the year ended December 31, 2003 of $3,727.

NOTE 3 - FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at quoted market value. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities, that is, marked to market. None were recorded on the Company's books at December 31, 2003.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments would include futures and options. Derivative transactions would be entered into for trading purposes or to hedge other positions or transactions. No derivative transactions were entered into during the year ended December 31, 2003.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, clearing firms and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no significant discrepancies. Therefore, no adjustments to the financial statements were required.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2003 the Company had net capital and net capital requirements of $85,531 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 49%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company shares office space and expenses with an affiliated company. In addition, during 2003 the affiliated company paid the indirect administrative expenses of the Company, which totaled $18,260, with no expectation of reimbursement. The Company's stockholder is the stockholder of the affiliated company. At December 31, 2003 the Company owed this affiliate $1,000.